UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of October 2016

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Item 1:	Form 6-K dated October 7, 2016 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: October 7, 2016

Item 1

BSE Limited First Floor, New Trading Ring Rotunda Building, P J Towers Dalal Street, Fort Mumbai 400 001 Kind Attn: Mr Khushro A. Bulsara General Manager & Head Listing Compliance & Legal Regulatory

National Stock Exchange of India Ltd.

Exchange Plaza, 5th Floor

Plot No.C/1, G Block

Bandra-Kurla Complex

Bandra (East), Mumbai 400 051

Kind Attn: Mr Avinash Kharkar

Asst. Vice President

Listing & Compliance

October 7, 2016

Sc - 15215

Dear Sirs,

Ref: ISIN:	INE155A01022 – Ordinary Shares
IN9155A01020 – ‘A’ Ordinary Shares
Debt Securities on NSE & BSE

Re:  Press Release - Jaguar Land Rover September sales

Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, enclosed herewith is a Press Release issued by Jaguar Land Rover (UK), our wholly owned subsidiary, on the above subject, contents of which are self-explanatory.

This is for the information of the exchange and the members.

Yours Faithfully,

Tata Motors Limited

H K Sethna

Company Secretary

PRESS RELEASE	7 October 2016

JAGUAR LAND ROVER ACHIEVES STRONG GLOBAL SALES IN SEPTEMBER

Whitley, UK: Jaguar Land Rover, the UK’s leading manufacturer of premium luxury vehicles, today reported its best ever September retail sales of 61,047 vehicles, up 28% compared to September 2015. The month’s performance has been driven by strong sales of the Land Rover Discovery, Discovery Sport, the Range Rover Evoque and the Jaguar F-PACE, as well as solid sales in China.

Jaguar Land Rover delivered solid retail sales growth across all key regions year on year, with China up 50%, Europe up 32%, UK up 30%, North America up 23% and other overseas markets up 3%. Jaguar Land Rover sold 434,025 vehicles in the first nine months of 2016, 24% up on the same period in the prior year.

Commenting on the performance, Andy Goss, Jaguar Land Rover Group Sales Operations Director said: “September is always an important month for the automotive industry and we are proud of our results. Performance was strong in China and Europe, where collectively we sold almost 23,000 cars this month alone.

“With the new Discovery launched in Paris this month and sales starting for the first locally-built Jaguar in China – the XFL, our British line-up continues to expand and delight in markets across the world.”

Jaguar recorded its best September ever, with retail sales reaching 17,640 vehicles, up 70% on the previous year, reflecting the strong launch of the F-PACE as well as continued solid sales of the XE. Calendar year-to-date sales for Jaguar were 103,366 up 72% year-on-year.

Land Rover strengthened its position as a world-leading manufacturer of all-terrain SUVs, with its strongest ever September sales of 43,407 vehicles, up 17% year-on-year. The strong sales were led by the Discovery Sport, retailing 12,838 vehicles, up 50% compared to last September, and Range Rover Evoque retailing 11,761 vehicles, up 53%. Calendar year-to-date sales for Land Rover reached 330,659 vehicles, 14% up on the prior year.

	September	% increase YOY	Jan – September	% increase YOY	15/16 Financial Year	% increase YOY
Jaguar Land Rover	61,047	28%	434,025	24%	521,571	13%
Jaguar	17,640	70%	103,366	72%	94,449	23%
Land Rover	43,407	17%	330,659	14%	427,122	11%

ENDS

Notes to editors:

•	Jaguar Land Rover is the largest automotive manufacturer in Britain;

•	Over the past five years, Jaguar Land Rover has doubled sales and employment, more than tripled turnover, and invested over £12 billion in new product creation and capital expenditure;

•	With a balanced regional distribution of sales, in 2015, Jaguar Land Rover sold 487,065, up 5% year-on-year. Of that, Jaguar sold 83,986 vehicles and Land Rover sold 403,079 vehicles;

•	Jaguar Land Rover will invest over £3 billion in its products and facilities in Fiscal 2015 /16;

•	Jaguar Land Rover is one of the UK’s largest exporters and generates over 80% of its revenue from exports.